RESVERLOGIX

07025708

www.resverlogix.com

SUPPL

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

July 16, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED
JUL 17 2007
WASH, D.C. 200 SECTION

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between July 4, 2007 through July 15, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:

Kelly McNeill
Chief Financial Officer

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

Enclosures

8/3

RESVERLOGIX

www.resverlogix.com

35003

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Dr. Roger Newton, Co-discoverer of Lipitor®, Commences His Board of Directors Position

Calgary, AB July 12, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that Dr. Roger Newton has joined the Board of Directors effective immediately.

"This is a fascinating time to be joining Resverlogix's Board of Directors as momentum is gaining for the NexVas™ Plaque Regression technology," stated Dr. Newton. "The excitement for me comes from knowing that by raising ApoA-I and functional HDL we can regress atherosclerosis. Thus the opportunity to be first in an entire new class of drugs for the treatment of cardiovascular disease due to atherosclerosis is very appealing."

"Dr. Newton's exceptional track record of creating highly successful endeavors in the pharmaceutical industry is well received by both Resverlogix's Board and management," said Donald McCaffrey, President and CEO of Resverlogix. "Dr. Newton is highly discerning with the advisory roles that he accepts, hence joining Resverlogix speaks to the unprecedented opportunity to address important diseases that is embedded in our NexVas technology. His expertise and guidance will help take RVX 208, our lead drug candidate to new levels of development."

Dr. Newton has 25 years experience in the pharmaceutical and life sciences industries. He is the former Senior Vice President of Pfizer Global Research and Development and Director of Esperion Therapeutics, a Pfizer Inc. company. He was Co-Founder, President and CEO of Esperion Therapeutics, Inc. (NASDAQ:ESPR), a biopharmaceutical company founded in July 1998. Esperion was acquired by Pfizer in February 2004 for $1.3 billion. Prior to co-founding Esperion, Dr. Newton was with Warner-Lambert/Parke-Davis (now Pfizer) from 1981-1998. As a distinguished scientist and chairman of the Atherosclerosis Drug Discovery Team, he co-discovered and was product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®).

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

July 13, 2007

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*

Dear Sirs,

Re: Resverlogix Corp.
CUSIP: 76128M108
Annual & Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Resverlogix Corp.

Issuer:	Resverlogix Corp.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	76128M108/CA76128M1086
Meeting Date:	September 12, 2007
Record Date of Notice:	August 8, 2007
Record Date of Voting:	August 8, 2007
Beneficial Ownership Determination Date:	August 8, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Resverlogix Corp.

Yours truly,

Signed: "Bonnie Steedman"

Bonnie Steedman
Account Manager

END